UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Brookdale Senior Living Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427825500
(CUSIP Number)

March 15, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	427825500

1	Names of Reporting Persons
Fosun International Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
9,526,183 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
9,526,183 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
9,526,183
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.11% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of common stock, par value US$0.01 per share (the “Common Stock”) of Brookdale Senior Living Inc. (the “Issuer”).
(2)	This percentage is calculated based on 186,572,921 shares of Common Stock outstanding as of February 20, 2018 according to the Issuer’s annual report on Form 10-K filed on February 22, 2018.

SCHEDULE 13G

CUSIP No.	427825500

1	Names of Reporting Persons
Fidelidade—Companhia de Seguros, S.A.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Portugal
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,073,000 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,073,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,073,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.58% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Common Stock of the Issuer.
(2)	This percentage is calculated based on 186,572,921 shares of Common Stock of the Issuer outstanding as of February 20, 2018 according to the Issuer’s annual report on Form 10-K filed on February 22, 2018.

SCHEDULE 13G

CUSIP No.	427825500

1	Names of Reporting Persons
Peak Reinsurance Company Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
100,000 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
100,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
100,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.05% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Common Stock of the Issuer.
(2)	This percentage is calculated based on 186,572,921 shares of Common Stock of the Issuer outstanding as of February 20, 2018 according to the Issuer’s annual report on Form 10-K filed on February 22, 2018.

Item 1.

(a)	Name of Issuer:

Brookdale Senior Living Inc.

(b)	Address of Issuer’s Principal Executive Offices:

111 Westwood Place, Suite 400

Brentwood, Tennessee 37027

U.S.A.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), Fidelidade—Companhia de Seguros, S.A. (“Fidelidade”), a company organized under the laws of Portugal and Peak Reinsurance Company Limited (“Peak Reinsurance”, together with Fousn International and Fidelidade, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Each of Fidelidade and Peak Reinsurance is a majority-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Peak Reinsurance is Room 2107-11, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title and Class of Securities:

Common Stock, par value US$0.01 per share, of the Issuer

(e)	CUSIP No.:

427825500

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Common Stock that are beneficially owned by each Reporting Person as of March 15, 2018.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Common Stock that are beneficially owned by each Reporting Person as of March 15, 2018.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Common Stock that are beneficially owned by each Reporting Person as of March 15, 2018 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

FIDELIDADE—COMPANHIA DE SEGUROS, S.A.
By:	/s/ William MAK
William MAK
Chief Financial Officer

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Franz Josef Hahn
Franz Josef Hahn
Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 23, 2018 by and between Fosun International Limited, Fidelidade—Companhia de Seguros, S.A. and Peak Reinsurance Company Limited.